As filed with the Securities and Exchange Commission on June 8, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Exeter Resource Corporation

(Name of Subject Company)

Exeter Resource Corporation

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Cecil Bond

Chief Financial Officer

Suite 1690 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

(604) 688-9592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80127 (303) 352-1133	Cyndi Laval Gowling WLG (Canada) LLP 550 Burrard Street, Suite 2300, Bentall 5 Vancouver, British Columbia V6C 2B5 (604) 891-2712

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

        This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 20, 2017, as amended on May 24, 2017 and May 26, 2017 (as amended, the “Schedule 14D-9”) by Exeter Resource Corporation, a company organized under the laws of the Province of British Columbia (“Exeter”).

The Schedule 14D-9 relates to the offer to purchase (the “Offer”) by Goldcorp Inc. (“Goldcorp”) for all of the issued and outstanding common shares (the “Common Shares”) of Exeter.

The information set forth in the Directors’ Circular, including all schedules, exhibits and annexes thereto, is expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule 14D-9, and is supplemented and amended by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10, as amended, with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular of Goldcorp in relation to the Offering as a prospectus (the “Prospectus”) and has filed a Schedule TO, as amended, under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

(b) Tender Offer.

Goldcorp has taken up 74,992,886 common shares of Exeter, being all of the common shares of Exeter validly deposited under the Offer and not withdrawn as at 5:00 p.m. (Toronto time) on June 7, 2017. Accordingly, as required by applicable Canadian securities Laws and as set forth in the Notice of Extension, Goldcorp has extended the Offer for the mandatory extension period. The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on June 20, 2017 unless the Offer is further extended by the Offeror.

Accordingly, the definition of "Expiry Date" in the “Glossary of Terms” section of the Directors’ Circular is hereby amended to mean the following:

“Expiry Date” means June 20, 2017 , or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is further extended by the Offeror.

This extension constitutes a “subsequent offering period” under U.S. securities laws. A subsequent offering period does not constitute an extension of the Offer for purposes of U.S. securities laws, although it does constitute an extension of the Offer under Canadian securities laws. Any Exeter Shares tendered during this subsequent offering period will be immediately taken up and be promptly paid.

Goldcorp has filed a Schedule TO/A which includes the Notice of Extension dated June 7, 2017 relating to the extension of the Offer.

Item 8. Additional Information.

(b)       The information set forth in Item 2 of this Amendment No. 3 is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the Directors’ Circular and the documents incorporated into the Director’s Circular by reference, contain “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Directors’ Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Offer; covenants of Exeter and Goldcorp; the timing of the Offer and the potential benefits of the Offer; the likelihood of the Offer being completed; statements made in, and based upon, the Scotia Fairness Opinion and the Paradigm Fairness Opinion; statements relating to the business and future activities of, and developments related to, Exeter and Goldcorp after the date of this Directors’ Circular and prior to the Effective Time and to and of Goldcorp after the Effective Time; market position, and future financial or operating performance of Exeter and Goldcorp; liquidity of Goldcorp Shares following the Effective Time; statements based on the audited financial statements of Exeter or Goldcorp; anticipated developments in operations; the future price of gold; the timing and amount of estimated future production; costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditure; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities, estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Exeter’s and Goldcorp’s management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Support Agreement and the Offer and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Exeter or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Support Agreement may be terminated in certain circumstances; Exeter will incur costs even if the Offer is not completed, and may also be required to pay the Termination Fee or the Expense Reimbursement to Goldcorp; the Termination Fee and the Expense Reimbursement may discourage other parties from attempting to acquire Exeter; Exeter shareholders will receive a fixed number of Goldcorp Shares which will not be adjusted to reflect any change in the market value of the Goldcorp Shares or Exeter Shares prior to the closing of the Offer; general business, economic, competitive, political, regulatory and social uncertainties; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to Exeter not having any proven mineral reserves; history of losses of Exeter; risks related to factors beyond the control of Exeter or Goldcorp; risks and uncertainties associated with exploration; risks related to Exeter’s limited business history; the limited number of exploration prospects relied on; risks related to the business combination with Goldcorp; risks related to future acquisitions and joint ventures, such as new geographic, political, operating, financial and geological risks or risks related to assimilating operations and employees; risks related to the prior business of Exeter; risks related to the prior business of Goldcorp; the potential for additional financings and dilution of the equity interests of Exeter’s shareholders; that Exeter has no history of mineral production or mining operations; risks related to the nature of mineral exploration and development; discrepancies between actual and estimated mineral resources; risks caused by factors beyond Exeter’s control, such as gold market price volatility, recovery rates of minerals from mined ore; risks related to competition in the mineral industry; risks related to regulatory requirements including environmental laws and regulations and liabilities; risks related to obtaining permits and licences and future changes to environmental laws and regulations; risks related to Exeter’s inability to obtain insurance for certain potential losses; risk related to gold mining industry competition; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Exeter’s operations; risks related to political developments and policy shifts; risks related to costs of land reclamation; risks related to Exeter’s title to the Caspiche property; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the involvement of some of the directors and officers of Exeter and Goldcorp with other natural resource companies active in the same region as the Caspiche property; risks related to the influence of third party stakeholders on the exploration and development of the Caspiche property; risks related to the market value of Exeter Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting exploration budget forecasts; risks related to directors and officers of Exeter possibly having interests in the Offer that are different from other Exeter shareholders; and community and non-governmental actions and regulatory risks.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in other documents incorporated by reference in this Schedule 14D-9 and the Directors’ Circular. Although Exeter has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

When relying on forward-looking statements in this Schedule 14D-9 and the Directors’ Circular to make decisions with respect to the Offer, Exeter shareholders should carefully consider [the conditions to the Offer, any rights of termination of the Support Agreement by Goldcorp and any corresponding termination payments, as described in this Directors’ Circular, the Offer and the Offer Circular, and other uncertainties and potential events]. The forward-looking statements in this Schedule 14D-9 and in the Directors’ Circular are made as of the date of this Schedule 14D-9 and the Directors’ Circular. Exeter disclaims any obligation or intention to update or revise any forward-looking statement, whether the result of new information, future events or otherwise, except as otherwise required by applicable law.

Shareholders are cautioned not to place undue reliance on forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exeter Resource Corporation

Date: June 8, 2017	/s/ Cecil Bond
Name: Cecil Bond
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(2)(i)*	Directors’ Circular of Exeter Resource Corporation dated April 20, 2017
(a)(5)(i)*	Press Release dated April 20, 2017
(a)(5)(ii)*	Press Release dated May 23, 2017
(a)(5)(iii)**	Management’s Discussion and Analysis for the Three Months Ended March 31, 2017 (incorporated by reference to Exhibit 99.2 to Exeter’s Form 6-K furnished to the Commission on May 15, 2017)
(a)(5)(iv)**	Information Circular for Exeter’s Annual General Meeting (incorporated by reference to Exhibit 99.2 to Exeter’s Form 6-K furnished to the Commission on May 24, 2017)
(e)(1)(i)*	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter
(e)(1)(ii)*	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017

* - Previously filed

** - Incorporated by reference